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                           UNITED STATES             OMB Number: 3235-0145
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                                                     ---------------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                         (Amendment No. ____________ ) *

                           BankAtlantic Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    065908501
                                 --------------
                                 (CUSIP Number)

                                  July 11, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 11 pages

CUSIP No.   065908501

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      1.    Names of Reporting Persons.      Ryan Heslop
            I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ]

            (b) [X]
--------------------------------------------------------------------------------
      3.    SEC Use Only
--------------------------------------------------------------------------------
      4.    Citizenship or Place of Organization           United States
--------------------------------------------------------------------------------
Number of              5.   Sole Voting Power              0
Shares            --------------------------------------------------------------
Beneficially           6.   Shared Voting Power            2,720,000
owned by Each     --------------------------------------------------------------
Reporting              7.   Sole Dispositive Power         0
Person With:      --------------------------------------------------------------
                       8.   Shared Dispositive Power       2,720,000
--------------------------------------------------------------------------------
      9.    Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                    2,720,000

     10.    Check if the Aggregate Amount in Row (9) Excludes
            Certain Shares (See Instructions)                         [ ]

     11.    Percent of Class Represented by Amount in Row (9)         5.3%
--------------------------------------------------------------------------------
     12.    Type of Reporting Person (See Instructions)    IN
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                               Page 2 of 11 pages

CUSIP No.   065908501

--------------------------------------------------------------------------------
      1.    Names of Reporting Persons.      Ariel Warszawski
            I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ]

            (b) [X]
--------------------------------------------------------------------------------
      3.    SEC Use Only
--------------------------------------------------------------------------------
      4.    Citizenship or Place of Organization           United States
--------------------------------------------------------------------------------
Number of              5.   Sole Voting Power              0
Shares            --------------------------------------------------------------
Beneficially           6.   Shared Voting Power            2,720,000
owned by Each     --------------------------------------------------------------
Reporting              7.   Sole Dispositive Power         0
Person With:      --------------------------------------------------------------
                       8.   Shared Dispositive Power       2,720,000
--------------------------------------------------------------------------------
      9.    Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                    2,720,000

     10.    Check if the Aggregate Amount in Row (9) Excludes
            Certain Shares (See Instructions)                         [ ]

     11.    Percent of Class Represented by Amount in Row (9)         5.3%
--------------------------------------------------------------------------------
     12.    Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------

                               Page 3 of 11 pages

CUSIP No.   065908501

--------------------------------------------------------------------------------
      1.    Names of Reporting Persons.      Firefly Value Partners, LP
            I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ]

            (b) [X]
--------------------------------------------------------------------------------
      3.    SEC Use Only
--------------------------------------------------------------------------------
      4.    Citizenship or Place of Organization           Delaware
--------------------------------------------------------------------------------

Number of              5.   Sole Voting Power              0
Shares            --------------------------------------------------------------
Beneficially           6.   Shared Voting Power            2,720,000
owned by Each     --------------------------------------------------------------
Reporting              7.   Sole Dispositive Power         0
Person With:      --------------------------------------------------------------
                       8.   Shared Dispositive Power       2,720,000
--------------------------------------------------------------------------------
      9.    Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                    2,720,000

     10.    Check if the Aggregate Amount in Row (9) Excludes
            Certain Shares (See Instructions)                         [ ]

     11.    Percent of Class Represented by Amount in Row (9)         5.3%
--------------------------------------------------------------------------------
     12.    Type of Reporting Person (See Instructions)    PN
--------------------------------------------------------------------------------

                               Page 4 of 11 pages

CUSIP No.   065908501

--------------------------------------------------------------------------------
      1.    Names of Reporting Persons.      FVP GP, LLC
            I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ]

            (b) [X]
--------------------------------------------------------------------------------
      3.    SEC Use Only
--------------------------------------------------------------------------------
      4.    Citizenship or Place of Organization           Delaware
--------------------------------------------------------------------------------
Number of              5.   Sole Voting Power              0
Shares            --------------------------------------------------------------
Beneficially           6.   Shared Voting Power            2,720,000
owned by Each     --------------------------------------------------------------
Reporting              7.   Sole Dispositive Power         0
Person With:      --------------------------------------------------------------
                       8.   Shared Dispositive Power       2,720,000
--------------------------------------------------------------------------------
      9.    Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                    2,720,000

     10.    Check if the Aggregate Amount in Row (9) Excludes
            Certain Shares (See Instructions)                         [ ]

     11.    Percent of Class Represented by Amount in Row (9)         5.3%
--------------------------------------------------------------------------------
     12.    Type of Reporting Person (See Instructions)    OO
--------------------------------------------------------------------------------

                               Page 5 of 11 pages

CUSIP No.   065908501

--------------------------------------------------------------------------------
      1.    Names of Reporting Persons.      Firefly Management Company GP, LLC
            I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ]

            (b) [X]
--------------------------------------------------------------------------------
      3.    SEC Use Only
--------------------------------------------------------------------------------
      4.    Citizenship or Place of Organization           Delaware
--------------------------------------------------------------------------------
Number of              5.   Sole Voting Power              0
Shares            --------------------------------------------------------------
Beneficially           6.   Shared Voting Power            2,720,000
owned by Each     --------------------------------------------------------------
Reporting              7.   Sole Dispositive Power         0
Person With:      --------------------------------------------------------------
                       8.   Shared Dispositive Power       2,720,000
--------------------------------------------------------------------------------
      9.    Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                    2,720,000

     10.    Check if the Aggregate Amount in Row (9) Excludes
            Certain Shares (See Instructions)                         [ ]

     11.    Percent of Class Represented by Amount in Row (9)         5.3%
--------------------------------------------------------------------------------
     12.    Type of Reporting Person (See Instructions)    OO
--------------------------------------------------------------------------------

                               Page 6 of 11 pages

CUSIP No.   065908501

--------------------------------------------------------------------------------
      1.    Names of Reporting Persons.      FVP Master Fund, L.P.
            I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ]

            (b) [X]
--------------------------------------------------------------------------------
      3.    SEC Use Only
--------------------------------------------------------------------------------
      4.    Citizenship or Place of Organization           Cayman Islands
--------------------------------------------------------------------------------
Number of              5.   Sole Voting Power              0
Shares            --------------------------------------------------------------
Beneficially           6.   Shared Voting Power            1,399,986
owned by Each     --------------------------------------------------------------
Reporting              7.   Sole Dispositive Power         0
Person With:      --------------------------------------------------------------
                       8.   Shared Dispositive Power       1,399,986
--------------------------------------------------------------------------------
      9.    Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                    1,399,986

     10.    Check if the Aggregate Amount in Row (9) Excludes
            Certain Shares (See Instructions)                         [ ]

     11.    Percent of Class Represented by Amount in Row (9)         2.7%
--------------------------------------------------------------------------------
     12.    Type of Reporting Person (See Instructions)    PN
--------------------------------------------------------------------------------

                               Page 7 of 11 pages

CUSIP No.   065908501

--------------------------------------------------------------------------------
      1.    Names of Reporting Persons.      FVP US-Q, LP
            I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ]

            (b) [X]
--------------------------------------------------------------------------------
      3.    SEC Use Only
--------------------------------------------------------------------------------
      4.    Citizenship or Place of Organization           Delaware
--------------------------------------------------------------------------------
Number of              5.   Sole Voting Power              0
Shares            --------------------------------------------------------------
Beneficially           6.   Shared Voting Power            1,320,014
owned by Each     --------------------------------------------------------------
Reporting              7.   Sole Dispositive Power         0
Person With:      --------------------------------------------------------------
                       8.   Shared Dispositive Power       1,320,014
--------------------------------------------------------------------------------
      9.    Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                    1,320,014

     10.    Check if the Aggregate Amount in Row (9) Excludes
            Certain Shares (See Instructions)                         [ ]

     11.    Percent of Class Represented by Amount in Row (9)         2.6%
--------------------------------------------------------------------------------
     12.    Type of Reporting Person (See Instructions)    PN
--------------------------------------------------------------------------------

                               Page 8 of 11 pages

Item 1.

(a)   The name of the issuer is BankAtlantic Bancorp, Inc. (the "Issuer").

(b) The principal executive office of the Issuer is located at 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309.

Item 2.

(a) This statement (this "Statement") is being filed by: (i) FVP Master Fund, L.P., a Cayman Islands exempted limited partnership ("FVP Master Fund"),
      (ii) FVP US-Q, LP, a Delaware limited partnership ("FVP Fund" and, together with the FVP Master Fund, "Funds"), (iii) Firefly Value Partners, LP, a Delaware limited partnership ("Firefly Partners"), which serves as the investment manager of the Funds, (iv) FVP GP, LLC, a Delaware limited liability company ("FVP GP"), which serves as the general partner of the Funds, (v) Firefly Management Company GP, LLC, a Delaware limited liability company ("Firefly Management"), which serves as the general partner of Firefly Partners, and (vi) Messrs. Ryan Heslop and Ariel Warszawski, the managing members of FVP GP and Firefly Management (all of the foregoing, collectively, "Reporting Persons"). The Funds are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Funds directly own all of the shares reported in this Statement. Messrs. Heslop and Warszawaki, Firefly Partners, Firefly Management and FVP GP may be deemed to share with the Funds voting and dispositive power with respect to such shares. Each Reporting Person disclaims beneficial ownership with respect to any shares other than those owned directly by such Reporting Person.

(b)   The Principal Business Office of the FVP Master Fund is:

      c/o Ogier Fiduciary Services (Cayman) Limited
      Queensgate House
      113 South Church Street
      P.O. Box 1234GT
      Grand Cayman, KY1-1108, Cayman Islands

      The Principal Business Office of Messrs. Heslop and Warszawski, Firefly Partners, FVP GP, Firefly Management and the FVP Fund is:

      237 Park Ave., 9th Floor, New York, NY 10017

(c) For citizenship information see item 4 of the cover sheet of each Reporting Person.

(d)   This Statement relates to the Class A Common Stock of the Issuer.

(e)   The CUSIP Number of the Class A Common Stock of the Issuer is 065908501.

Item 3. If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)   [ ]   Broker or dealer registered under section 15 of the Act (15 U.S.C.
            78o).

(b)   [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)   [ ]   Insurance company as defined in section 3(a)(19) of the Act (15
            U.S.C. 78c).

(d)   [ ]   Investment company registered under section 8 of the Investment
            Company Act of 1940 (15 U.S.C. 80a-8).

(e)   [ ]   An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)   [ ]   An employee benefit plan or endowment fund in accordance with
            240.13d-1(b)(1)(ii)(F);

(g)   [ ]   A parent holding company or control person in accordance with
            240.13d-1(b)(1)(ii)(G);

(h)   [ ]   A savings associations as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);

(i)   [ ]   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
            (15 U.S.C. 80a-3);

(j)   [ ]   Group, in accordance with 240.13d-1(b)(1)(ii)(J);

Not applicable.

                               Page 9 of 11 pages

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2. The percentage ownership of each Reporting Person is based on 51,382,764 shares of Class A Common Stock outstanding as of May 6, 2008, as reported on the Issuer's quarterly report on Form 10-Q filed on May 12, 2008 for the quarterly period ended March 31, 2008.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

        Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not applicable.

Item 8. Identification and Classification of Members of the Group

        Not applicable.

Item 9. Notice of Dissolution of Group

        Not applicable.

Item 10. Certification

(a)     Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 10 of 11 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 21, 2008

     /s/ Ryan Heslop
----------------------------------------------
        Ryan Heslop

Ariel Warszawski
Firefly Value Partners, LP
FVP GP, LLC
Firefly Management Company GP, LLC
FVP Master Fund, L.P.
FVP US-Q, LP

By:   /s/ Ariel Warszawski
    ------------------------------------------
Ariel Warszawski, for himself and as Managing
Member of FVP GP and Firefly Management


                               Page 11 of 11 pages

                                  EXHIBIT INDEX

Exhibit No.                               Document
-----------                               --------

    1 Joint Filing Agreement, dated July 21, 2008, among Ryan Heslop, Ariel Warszawski, Firefly Value Partners, LP, FVP GP, LLC, Firefly Management Company GP, LLC, FVP Master Fund, L.P. and FVP US-Q, LP to file this joint statement on Schedule 13G

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A Common Stock, par value $0.01 per share, of BankAtlantic Bancorp, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: July 21, 2008

                                       /s/ Ryan Heslop
                                     -------------------------------------------
                                            Ryan Heslop

                                     Ariel Warszawski
                                     Firefly Value Partners, LP
                                     FVP GP, LLC
                                     Firefly Management Company GP, LLC
                                     FVP Master Fund, L.P.
                                     FVP US-Q, LP

                                     By:  /s/ Ariel Warszawski
                                        ----------------------------------------
                                     Ariel Warszawski, for himself and as
                                     Managing Member of FVP GP and Firefly
                                     Management